Exhibit 4.5

THIRD AMENDMENT TO THE RESTRUCTURING AGREEMENT

THIS THIRD AMENDMENT TO THE RESTRUCTURING AGREEMENT (this “Third Amendment”) is made and entered into as of June 28, 2002, between Earle M. Jorgensen Holding Company, Inc., a Delaware corporation (“Holding”), and Kelso Investment Associates IV, L.P., a Delaware limited partnership (“KIA IV”).

W I T N E S S E T H:

WHEREAS, Holding is the sole stockholder of Earle M. Jorgensen Company, a Delaware corporation (the “Company”);

WHEREAS, pursuant to that certain Restructuring Agreement, dated as of March 3, 1993 (the “Restructuring Agreement”) between Holding and KIA IV, KIA IV agreed to acquire from Holding, and Holding agreed to issue to KIA IV, $55,000,000 in aggregate principal amount of Series A Variable Rate Senior Notes (the “Series A Notes”) and certain warrants for the purchase of shares of common stock of Holding;

WHEREAS, pursuant to that certain Indenture, dated as of May 22, 2002 (the “Indenture”) between the Company and The Bank of New York, and as set forth in that certain Offering Circular of the Company, dated May 17, 2002 (the “Offering”), the Company issued $250,000,000 in aggregate principal amount of its 9¾% Senior Secured Notes due 2012 (the “Senior Secured Notes”);

WHEREAS, the net proceeds of the Offering were used, among other things, to pay a dividend to Holding in the amount of $25,000,000 to enable Holding to (x) pay principal and accrued interest on Holding’s indebtedness to KIA IV (the “Holding Notes”) and/or (y) to redeem or repurchase capital stock of Holding, subject to the terms of the Restructuring Agreement.

WHEREAS, the Holding Notes provide that Holding shall apply all Excess Cash Flow to the payment of interest due under the outstanding Holding Notes if and to the extent that on any Interest Payment Date (as defined in the Holding Notes) the aggregate interest payments due under the Holding Notes then outstanding exceeds the Excess Cash Flow of Holding for the preceding six-month period, or in lieu thereof to issue an additional note (a “Secondary Note”) in an aggregate principal amount equal to the amount of such excess interest;

WHEREAS, July 1, 2002 is the next Interest Payment Date on which Holding must apply any Excess Cash Flow to the payment of interest due on such date on the Holding Notes;

WHEREAS, the $25,000,000 dividend paid to Holding in connection with the Offering constitutes Excess Cash Flow of Holding; and

WHEREAS, in order to allow Holding to explore strategic alternatives for itself, Holding and KIA IV have agreed to defer the due date for any Excess Cash Flow payment and allow Holding to retain the $25,000,000 dividend and any earnings thereon until October 1, 2002, which actions shall not constitute an Event of Default under the terms of the Holding Notes.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived herefrom, the parties hereto agree as follows:

1.             Issuance of the 2002 Secondary Note and Extension of Interest Payment Date.

1.1.          Issuance of the 2002 Secondary Note.  Subject to the terms and conditions hereof, on the next Interest Payment Date, Holding shall issue and deliver to KIA IV a new Secondary Note, in the form attached to the Second Amendment to the Restructuring Agreement dated as of May 22, 2002 between Holding and KIA IV.

1.2.          Prepayment of Holding Notes.  Holding and KIA IV covenant and agree to discuss the future application of the dividend received by Holding, including the possible application of all or a portion of such amount to the prepayment of a portion of the Holding Notes and/or the payment of accrued interest on the Holding Notes.  Notwithstanding the foregoing, the application of such dividend will be in accordance with the terms of the Restructuring Agreement, as amended, unless KIA IV consents in writing to a different application.

1.3.          Retention of Dividend and Extension of Interest Payment Date.  Holding and KIA IV agree that Holding is entitled to retain the $25,000,000 dividend received by Holding in connection with the Offering until October 1, 2002 promptly after which all such amounts will be applied as Excess Cash Flow to the payment of interest unless otherwise agreed in writing by Holding and KIA IV.  Holding and KIA IV acknowledge and agree that the retention by Holding of the $25,000,000 dividend and the taking of any other actions contemplated by this Third Amendment shall not constitute an Event of Default under Section 11.1 of the Restructuring Agreement, as amended.

2.             Representations and Warranties of Holding.  Holding represents and warrants to KIA IV as follows:

2.1.          Organization, Standing, Etc.  Holding is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted.

2.2.          Qualification.  Holding is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction (other than the jurisdiction of its incorporation) in which the nature of its activities or the character of the properties it owns or leases makes such qualification necessary.

2.3.          Authorization.  Holding has the corporate power and authority and the legal right to make, deliver and perform its obligations under this Third Amendment and has taken all necessary corporate action to authorize the transactions contemplated hereby and thereby.  This Third Amendment has been duly authorized, executed and delivered by Holding.  This Third Amendment constitutes the legal, valid and binding obligations of Holding, enforceable against Holding in accordance with its terms.

2.4.          No Violation; Conflicts.  The execution and delivery of this Third Amendment and the performance by Holding of its terms will not (a) violate any law or regulation or any order or decree of any court or governmental instrumentality applicable to Holding or any of its subsidiaries; (b) conflict with or constitute a material default under, or give rise to any right of termination or acceleration under, any material indenture, mortgage, deed of trust or loan agreement, or any other material agreement, lease or other instrument, to which Holding or any of its subsidiaries is a party or by which any of their property or assets are bound or to which they may be subject; or (c) violate any provision of the Certificate of Incorporation or By-Laws of Holding or any of its subsidiaries.

2.5.          Governmental Consent.  No consent, approval or authorization of, or declaration or filing with, any Governmental Authority on the part of Holding or any of its subsidiaries is required for the valid execution and delivery of this Third Amendment or the consummation of the transactions contemplated by this Third Amendment.

3.             Covenants of Holding.  Holding will not, directly or indirectly, declare, pay or make any disposition, in whole or in part, of the $25,000,000 without the prior written consent of KIA IV.

4.             Parties.  This Third Amendment shall inure to the benefit of and be binding upon the parties hereto, each subsequent holder of a Holding Note and each of their respective successors and assigns.  Nothing expressed or mentioned in this Third Amendment is intended or shall be construed to give any Person, other than the parties hereto, each subsequent holder of a Holding Note and their respective successors and assigns, any legal or equitable right, remedy or claim under or in respect of this Third Amendment or any provisions herein contained.  This Third Amendment and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto, any subsequent holder of a Holding Note and each of their respective successors and assigns, and for the benefit of no other Person.

5.             Notices, Etc.  Except as otherwise provided in this Third Amendment and the Restructuring Agreement, notices and other communications under this Third Amendment and the Restructuring Agreement shall be in writing and shall be delivered by hand, or mailed certified or registered mail with postage prepaid, or faxed, addressed, (a) if to Holding, c/o Earle M. Jorgensen Company, 3050 East Birch Street, Brea, California 92621, fax number:  (714) 577-3765 to the attention of Mr. William Johnson, Vice President and Chief Financial Officer, or at such other address or to the attention of such other officer as Holding shall have furnished to KIA IV in writing with a copy to Mark A. Conley, Katten Muchin Zavis Rosenman, 2029 Century Park East, Suite 2600, Los Angeles, California 90067, fax number:  (310) 712-8225 or (b) if to KIA IV, c/o Kelso & Company, Inc., 320 Park Avenue, 24th Floor, New York, New York 10022, fax number:  (212) 223-2379 to the attention of Mr. Matelich with a copy to James Connors, II, Kelso & Company, Inc., 320 Park Avenue, 24th Floor, New York, New York 10022, fax number: (212) 223-2379 or at such other address, or to the attention of such other officer, as KIA IV shall have furnished to Holding in writing or (c) if to any other holder of any Holding Note, at such address or such fax number as such other holder shall have furnished to Holding in writing, or, until any such other holder so furnishes to Holding an address or fax number, then to and at the address of the last holder of such Holding Note who has furnished an address to Holding.  Any notice so addressed shall be deemed to be given three

Business Days after being mailed by certified or registered mail or on the next Business Day after being faxed.

6.             Further Assurances.  At any time or from time to time upon the request of KIA IV, Holding shall execute and deliver, and shall cause its subsidiaries to execute and deliver, such further documents and do such other acts as KIA IV may reasonably request in order to effect fully the purpose of this Third Amendment.

7.             Miscellaneous.  This Third Amendment shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto, whether so expressed or not, and, in particular, shall inure to the benefit of and be enforceable by any holder or holders at the time of the Holding Notes or any part thereof.  This Third Amendment shall be construed and enforced in accordance with and governed by the law of the State of New York without regard to the conflicts of law rules of such state.  The headings in this Third Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.  Except as otherwise indicated, references to any “Section” mean a “Section” of this Third Amendment.  This Third Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.             Savings Clause.  Except as amended herein, each provision of the Restructuring Agreement and the Stock Pledge Agreement and the Warrants shall continue valid, binding and in full force and effect.

9.             Severability.  If any provision of this Third Amendment shall be held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Third Amendment shall remain in full force and effect.  Any provisions of this Third Amendment held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.

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IN WITNESS WHEREOF, the undersigned have caused this Third Amendment to be duly executed as of the date first above written.

EARLE M. JORGENSEN HOLDING COMPANY, INC., a Delaware corporation

By:	/s/WILLIAM S. JOHNSON
Name:	William S. Johnson
Its:	Vice President, Chief Financial Officer and Secretary

KELSO INVESTMENT ASSOCIATES IV, L.P., a Delaware limited partnership

By:	Kelso Partners IV, L.P., a Delaware limited partnership
Its:	General Partner

	By:	/s/DAVID I. WAHRHAFTIG
	Name:	David I. Wahrhaftig
	Its:	General Partner